October 24, 2025

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	SKYX Platforms Corp. – Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-290553)

Ladies and Gentlemen,

Attached please find the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-290553) filed by SKYX Platforms Corp. (the “Company”) in connection with the secondary offering of shares by certain stockholders of the Company.

If you have any questions or comments regarding this filing, please call me at (330) 819-1221 or contact me via e-mail at Jurgita.Ashley@ThompsonHine.com. We would appreciate if you could please advise us once your review is completed.

Respectfully,

/s/ Jurgita Ashley
Jurgita Ashley

cc:	Rob Powell, General Counsel (SKYX Platforms Corp.) (Rob.Powell@skyiot.com)